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Exhibit 99.13

News Release
March 1, 2000

Trading Symbols:
TRBD (EASDAQ)

TURBODYNE SETS NEW DATE FOR ANNUAL SHAREHOLDER MEETING

    Carpinteria, CA—March 1, 2000—The Board of Directors of Turbodyne Technologies Inc. (EASDAQ:TRBD) has reset the Annual Shareholder Meeting for Friday, May 12, 2000 at 1:30 PM at the Miramar Hotel, 1555 S. Jameson Lane, Santa Barbara-Montecito, CA. The Board of Directors and management invite Turbodyne's shareholders to attend the meeting. Turbodyne regrets the inconvenience of the postponement which is intended to allow the shareholders adequate time to review Turbodyne's 1999 annual report. The annual report will be mailed together with the proxy statement on or about April 7, 2000 to shareholders of record as of March 31, 2000.

    Shareholders considering attending the meeting are encouraged to pre-register by e-mail via Turbodyne's website. Information about the Miramar Hotel can be found at http://www.sbmiramar.com. Shareholders requiring accommodations are invited to contact the Miramar Hotel, telephone: 805-969-2203, and to mention that they are attending Turbodyne's Annual Shareholder Meeting.

    Turbodyne Technologies Inc., a California based high technology company, specializes in the development of charging technology for internal combustion engines plus the development and manufacturing of high-tech assemblies for electrically assisted turbochargers and superchargers. Turbodyne Technologies Inc.'s headquarters is located in Carpinteria, CA; the European business location is Frankfurt, Germany.

Contacts:

Corporate Communications, Peter Weichselbraun (800) 566-1130
VP Group Finance—Investor Relations, Ken Fitzpatrick (800) 566-1130
European Investor Relations, Markus Kumbrink +49-69-975-44-665

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TURBODYNE SETS NEW DATE FOR ANNUAL SHAREHOLDER MEETING